Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

O2 Treehouse Commercial Inc
1960 Mandela Parkway
Oakland, CA 94501
https://www.o2treehouse.com/

Up to $250,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: O2 Treehouse Commercial Inc
Address: 1960 Mandela Parkway, Oakland, CA 94501
State of Incorporation: CA
Date Incorporated: March 06, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $250,000.00 | 50,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $100.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Offering maximum.

In reliance on this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

**Investment Incentives and Bonuses***

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$250+ | Digital Flipbook

Digital treehouse flipbook with exclusive drawings, images, and insights into the inner workings of O2 Treehouse.

$500+ | Treewalkers Grand Opening Invitation

An invitation to a future Treewalkers grand opening party near you. Travel to be organized and paid for by investor.

$1,000+ | Meet Dustin

Phone call/consultation with Dustin or lunch with him at an O2 Treehouse if conditions permit and you are located in the Bay Area, or if travel is organized and paid for by investor.

$2,000+ | Treewalkers Overnight Stay

A complimentary one-night stay in one of the future Treewalkers locations. Travel to be organized and paid for by investor.

$5,000+ | Collaborate with O2 Treehouse

Get your artwork, product, or brand featured in one of the first Treewalkers locations (maybe more) or on our website, as well as a personal shoutout on our website, email newsletter, and/or Instagram.

$10,000+ | Lifetime Discount

10% off lifetime stays at Treewalkers locations subject to restrictions or 10% off purchase of (1) Treewalkers glamping tent.

<u>The 10% Bonus for StartEngine Shareholder</u>

O2 Treehouse Commercial Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

The Company and its Business

Company Overview

Blending the most current engineering methodologies with traditional craftsmanship and purposeful design, O2 Treehouse has constructed dozens of structures around the globe since beginning work in 2006. Central to our philosophy is advancing harmony with the natural world and fostering stronger relationships through time spent at a new elevation. The company originally formed as O2 Sustainability LLC in 2006 in Minnesota. The company transitioned to O2 Treehouse LLC registered in CA and Minnesota, then in 2019, we formed O2 Treehouse Commercial Inc. in California in order to allow for greater flexibility with permits and licensing. We transitioned our operations and business from the LLC to a Corporation on January 1, 2020.

Competitors and Industry

O2 Treehouse is in the treehouse design/build industry. The other dominant players in this market currently are Nelson Treehouse, Blue Forest, Canopy Crew, and Treehouse Life.

O2 Treehouse is looking to enter the ecotourism homesharing market. The dominant players in this market currently are Under Canvas, Getaway and Mendocino Grove.

One of the things that we believe will set us apart in this new industry is that we will be franchise based rather than privately owned, creating value for many rather than just one. Treewalkers is the name of the hospitality franchise we plan on building. This will also allow for the development of community amongst Treewalkers location owners as well as Treewalkers travelers.

Current Stage and Roadmap

Current Development Stage

The Company began developing products in 2006 and formed as an LLC in 2006. The company has been building custom treehouse for over a decade for residential clients throughout the nation. We have built several installations of the Equilibrium Home, a structural insulated panel system (SIPS) treehome built a top of the Tetratruss modular building platform.

Further, we have developed the initial branding for Treewalkers, which is a treehouse hospitality brand franchise we are currently launching. It is a brand division within O2 Treehouse and is not a separate business entity. We currently have trademark registration on the name and representation of the new brand on our existing website o2treehouse.com. We have one structure currently under construction in Asheville NC and plan to have this first location completed before 2021. We plan to launch Treewalkers using funds via the capital raise within the year and a goal to have 10-20 Treewalkers locations established within the next two years.

Future Roadmap

As we look to the end of 2020 and beyond, our focus is on launching the Treewalkers brand this is will include:

(1) Prototyping the glamping tent until we reach the final production model

(2) Finishing the current Treewalkers locations currently under construction

(3) Creating a strategic growth plan for O2 Treehouse as a whole and the many business divisions within it which include, custom treehouses, architectural services, education courses, product sale, hospitality, and now franchisor

(4) Hiring key staffing positions to grow Treewalkers which will include, sales, operations, & administration in the near term

(5) Contract the development of Treewalkers website, online booking platform, marketing strategies, and franchisee network online portal

(6) Scaling our manufacturing operation to prefabricate the glamping structure tetratruss parts, leg systems, slab cabinetry, canvas tent, and bathroom facilities, and installation technologies

(7) Growing and training our installation teams

The first 15 Treewalkers locations won't be subject to a franchise fee as we build our network. Our goal is to have 20 Treewalkers locations established within the next two and a half years from which point we will offer our franchisee formal agreements as we will have strong financial precedent and a robust booking platform capable to fill vacancies network-wide.

The Team

Officers and Directors

Name: Heather Feider

Heather Feider's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: June 05, 2020 - Present
  Responsibilities: Responsible for company meetings, board meeting minutes and administrative tasks. Heather does not currently receive additional compensation for this role.

- **Position:** Chief Financial Officer
  Dates of Service: March 06, 2019 - Present
  Responsibilities: Heather manages the financial actions of the company. Heather currently receives an annual salary of $52,000 in compensation for her role..

Other business experience in the past three years:

- **Employer:** O2 Treehouse LLC
  Title: Operations & Project Manager
  Dates of Service: January 01, 2018 - March 06, 2019
  Responsibilities: Heather manages all aspects of O2 Treehouse's projects and assists in running the business.

Name: Dustin Feider

Dustin Feider's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: March 06, 2019 - Present
  Responsibilities: Managing the organization. Dustin currently owns 100% of outstanding stock of the corporation and receives an annual salary of $72,800 for his role.

- **Position:** Director

Dates of Service: March 06, 2019 - Present
Responsibilities: Makes important management decisions and creates policies that guide the company. Dustin does not receive any additional compensation for his Director role.

Other business experience in the past three years:

- **Employer:** O2 Treehouse LLC
  Title: Owner, Lead Designer, Builder
  Dates of Service: December 06, 2006 - Present
  Responsibilities: O2 Treehouse LLC was the original legal entity of the business that Dustin founded and ran beginning in 2006. This entity is no longer active as of 2020.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the ecotourism homesharing industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $250,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Treewalkers glamping tent. Delays or cost overruns in the development of our Treewalkers glamping tent and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in

making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns five trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other

highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Permitting and Government Regulations
The installation of our product on a large scale is completely reliant on local government ordinances allowing construction of structures within the specific communities that a customer is attempting to build in. Permits are sometimes costly and an early stage deterrent for prospective consumers within this specific industry.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dustin Feider	1,900,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 50,000 of Common Stock.

Common Stock

The amount of security authorized is 3,000,000 with a total of 1,900,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $0.00
Number of Securities Sold: 1,900,000
Use of proceeds: Founder share issuance
Date: July 20, 2020
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

Revenue for the fiscal year 2019 was $462,596.00 compared to fiscal year 2018 revenue of $244,457.00. As a result in us focusing on internal processes, and an increase in profit markups, we saw an 89% increase in revenue. We began to do external sales which gave us significantly more leads available for the year of 2019. We will continue to increase our focus on actively selling and reaching out to potential customers.

Cost of Sales

Cost of sales in 2019 was $315,867.00 which is up compared to the fiscal year 2018 cost of sales of $236,116.00. This increase of 34% was due to the expansion of our team to meet increasing demand.

Gross Margins

Gross profit in 2019 was 32%. Significantly up compared to 3% in 2018. This 830% increase was due to us refining our internal processes and increasing cost to customer margins.

Expenses

The Company's expenses consist of, among other things, contractors, subcontractors, marketing, digital media, sales, and administrative software. Expenses in 2019 were $72,775 compared to $32,340 in 2018. This 125% increase is due to us expanding our contractor, subcontractor, sales, marketing, and administrative software usage.

Historical results and cash flows:

We do believe that the upwards momentum from year to year can be expected from us moving forward. We continue to become more efficient, allowing us to add more personnel to overhead and therefore have a broader customer reach.

We tend to fluctuate the most in the Labor Department. This tends to fluctuate because every job is a little different. A one-hour delay for 5 people can add up to a lot of wasted time over a long period.

Our main profit margin was selling the labor of our designer crew, however the bulk of the money comes from selling the labor of our build crew. This is the best way to construct a treehouse and this is how we plan for money to be generated moving forward.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has a loan debt with Fundbox of $2,500, a private line of credit with an outstanding balance of $7,200, and recently received an EIDL loan from the SBA of $31,700, and a PPP loan from the SBA of $36,731. The company has revolving credit from several different sources which total to over $60K of available credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are important to the launch of the Treewalkers hospitality franchise segment of our business. If we are unable to raise the necessary funds through this platform raise for Treewalkers however, we will continue to look elsewhere for investors.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign will be absolutely necessary to establish the Treewalkers hospitality franchise line of our business. The purpose of this capital raise is to help in the development of this part of the business.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will not be able to operate the Treewalkers portion of our business for any length of time if we only raise the minimum amount of $10k, as this money will go towards paying back costs related to the campaign.

How long will you be able to operate the company if you raise your maximum funding goal?

We estimate that we will be able to establish the Treewalkers hospitality franchise and maintain operations for 2.5 to 3 years if we raise the maximum funding goal.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If this campaign is successful, we may choose to pursue a second capital raise on StartEngine. This may be in the form of a Regulation A+ campaign or other forms. This has not been determined at the time of filing.

Indebtedness

- **Creditor:** Landmark Bank
  Amount Owed: $7,200.00
  Interest Rate: 5.0%
  Maturity Date: June 01, 2022

- **Creditor:** SBA - EIDL
  Amount Owed: $31,700.00
  Interest Rate: 3.75%
  Maturity Date: June 09, 2050

- **Creditor:** SBA - PPP
  Amount Owed: $36,731.00
  Interest Rate: 1.0%
  Maturity Date: May 05, 2022

- **Creditor:** Fundbox
  Amount Owed: $2,500.00
  Interest Rate: 1.5%
  Maturity Date: November 03, 2021

Related Party Transactions

- **Name** of Entity: Heather Feider
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Ms. Feider lent the Company money to cover expenses.
  Material Terms: $0 interest, payments are $60/mo until paid off.

Valuation

Pre-Money Valuation: $9,500,000.00

Valuation Details:

To determine our valuation, we utilized a model and an evaluation of our company history. First, we prepared a detailed costing model and annual financial projection incorporating the following: O2 Treehouse (O2T's) current backlog; reasonable growth assumptions taking into account demonstrated customer demand; historical and expected project profit margins; projected conservative rollout of the Treewalkers franchise business tempered from initial broad indications of demand; detailed estimate of operating expenses including increased marketing expense and managerial costs.

We then applied a forward valuation multiple of 10x EBITDA, which is lower than or equivalent to comparable transactions that have closed. i.e. Geoship: 9M premoney valuation, 10x EBITDA, and no current revenue.

Second, the Company's financial history further supports our valuation:

- Over the last 6 of 7 years, O2T has remained consistently profitable to the net income line, proving the competence and fitness of management. Our year of net loss was 2018 when we invested in our first company-owned treehouse: The Pinecone Treehouse;

- Recent historical sales growth and solidifying of gross profit margins prior to any impact from the new high-growth Treewalkers franchise business:

- O2T sales grew by 89% in 2019 YoY

- CAGR of sales of 47% since 2016

- 2019's gross profit margin of 32%, showing that the increase in sales revenues was not achieved at the expense of margin.

Finally, we also compared O2 Treehouse to appropriate comparable firms that supply buildings meant for short-term rental in the outdoor recreation space (in which the comparable company either manufactures or purchases structures for use and facilitates their rental). Three comps were found that fit these criteria.

The first is Getaway which raised $40.1M in 7 rounds of funding and has achieved a current valuation of $100M. The second company with a similar business model is Wigwam Holidays which since its founding in 2000 has built a national franchise and has already expanded to over 80 locations. The third is Under Canvas which raised $17M in venture funding in 2017. These deals prove investor interest in similar companies to O2T, and indicate that O2T has a runway to a much larger potential value with appropriate use of funds and the growth of the franchise business.

Based on the above, we determined O2 Treehouse's $9.5M valuation. The Company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Fees*
  96.5%
  If we only raise the minimum goal of $10,000, the entire amount will be used to pay back the StartEngine fee.

If we raise the over allotment amount of $250,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  We plan to use 15% of our raise on additional branding assets, social media marketing, and website creation.

- *Research & Development*
  20.0%
  Twenty percent of our funding goal will be used for further research and development to produce the desired range of final product offerings.

- *Operations*
  30.0%
  Thirty percent of our funding goal will be used to set up company operations including legal fees and consulting fees necessary to set up corporate franchise structure as well as for rent, utility, and other operations related costs.

- *Company Employment*
  20.0%
  Twenty percent of our funding goal will be to recruit and pay for the

employment of skilled professionals.

- *Working Capital*
11.5%
Approximately twelve percent of our funding goal will be used for working capital.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.o2treehouse.com/ (https://www.o2treehouse.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/o2-treehouse

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR O2 Treehouse Commercial Inc

[See attached]

I, Dustin Feider, the Director, CEO, of O2 Treehouse Commercial Inc, hereby certify that the financial statements of O2 Treehouse Commercial Inc and notes thereto for the periods ending 12/31/2018 and 12/31/2019 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2019 the amounts reported on our tax returns were total income of $21,383; taxable income of $14,968, and total tax of $2,290.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 09/10/20.

Dustin Feider _____ (Signature)

Director, CEO _____ (Title)

09/10/20 _____ (Date)

O2 TREEHOUSE, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

O2 TREEHOUSE, LLC

BALANCE SHEETS

	December 31,		
	2019		**2018**
Assets			
Current assets:			
Cash	$ 16,576	$	-
Accounts receivable	80,237		1,678
Deferred costs	53,017		18,968
Total assets	$ 149,831	$	20,646
Liabilities and Members' Equity (Deficit)			
Current liabilities:			
Accounts payable	$ 7,719	$	9,858
Related party advances	7,002		2,390
Deferred revenue	156,713		90,493
Loan payable	24,450		9,115
Total liabilities	195,885		111,856
Members' equity (deficit)	(46,054)		(91,210)
Total liabilities and members' equity (deficit)	$ 149,831	$	20,646

See accompanying notes to these financial statements.

O2 TREEHOUSE, LLC
STATEMENTS OF OPERATIONS

	Year Ended December 31,			
	2019		**2018**	
Net revenues	$	462,596	$	244,457
Cost of revenues		315,867		236,116
Gross profit		146,729		8,341
Operating expenses:				
General and administrative		54,648		19,555
Marketing costs		6,082		2,620
Rent		12,045		10,164
Total operating expenses		72,775		32,340
Income (loss) from operations		73,955		(23,999)
Other income (expense):				
Interest expense		(7,740)		(2,358)
Other income		2,549		-
Total other income (expenses)		(5,191)		(2,358)
Net income (loss)	$	68,764	$	(26,357)

See accompanying notes to these financial statements.

O2 TREEHOUSE, LLC
STATEMENTS OF MEMBERS' EQUITY

	Total Member's Equity (Deficit)
Balance at December 31, 2017	$ (37,935)
Contributions	11,428
Distributions	(38,346)
Net loss	(26,357)
Balance at December 31, 2018	(91,210)
Contributions	23,839
Distributions	(47,447)
Net income	68,764
Balance at December 31, 2019	$ (46,054)

See accompanying notes to these financial statements.

O2 TREEHOUSE, LLC

STATEMENTS OF CASH FLOWS

		Year Ended December 31,		
		2019		**2018**
Cash flows from operating activities:				
Net income (loss)	$	68,764	$	(26,357)
Changes in operating assets and liabilities:				
Accounts receivable		(78,559)		(1,678)
Deferred costs		(34,049)		(15,483)
Accounts payable		(2,139)		(2,880)
Deferred revenue		66,220		73,865
Net cash provided by operating activities		20,237		27,467
Cash flows from financing activities:				
Related party advances		4,612		-
Loan payable		15,335		(5,885)
Member contributions		23,839		11,428
Member distributions		(47,447)		(38,346)
Net cash provided by (used in) financing activities		(3,661)		(32,803)
Net increase (decrease) in cash		16,576		(5,335)
Cash at beginning of year		-		5,335
Cash at end of year	$	16,576	$	-
Supplemental disclosure of cash flow information:				
Cash paid for interest	$	7,740	$	2,358

See accompanying notes to these financial statements.

1. NATURE OF OPERATIONS

O2 Treehouse, LLC ("Treehouse" or the "Company") is a single-member limited liability company organized on September 15, 2016 under the laws of California. The Company builds a range of design-centric and imaginative custom and prefabricated structures from treehouses and livable treehomes to geodesic ground structures and indoor/outdoor studios to suspension bridges and play structures. Its mission is to create stunning and inspired architectural forms that delight the heart and soul and bring people together in unique natural settings. The Company is headquartered in Oakland, California.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued. As of December 31, 2019, the Company has a members' deficit of $46,054. The Company's ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Risks and Uncertainties

The Company's operations are subject to new innovations in product design and function. Significant technical changes can have an adverse effect on products and services offered by the Company.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, revenue and cost recognition. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2019 and 2018, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's accounts receivable, deferred costs, accounts payable, related party advances, deferred revenue and loan payables approximate their fair values due to the short-term nature of these assets and liabilities.

Accounts Receivable

Accounts receivable are derived from services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2019 and 2018, the Company determined there was no allowance for doubtful accounts necessary.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2019 and 2018 reflect the application of ASC 606. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company's revenues primarily result from the installation of custom treehouses. Each contract with a customer generally last four months. Payment terms vary by contract and type of customer, and generally including an upfront payment and weekly or progress billing as the treehouse is being installed.

Installation Sales

Each custom treehouse order represents a contract with a customer and each unit sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when the treehouse installation is finalized as the Company has determined that this is the point that control transfers to the customer.

Rental Income

The Company has one treehouse that is used for rental purposes. Rental income is recognized over the length of the contract as the customer occupies the treehouse and the performance obligation is satisfied over time. During the years ended December 31, 2019 and 2018, rental income consisted of $21,575 and $11,397 of total revenues.

Deferred Revenue

The Company records deferred revenue for upfront and progress billings made for projects in progress. The Company will recognize this deferred revenue upon completion of the project. As of December 31, 2019 and 2018, deferred revenue was $156,713 and $90,493. During the years ended December 31, 2019 and 2018, the Company recognized $90,493 and $16,627 in deferred revenue from the prior year, respectively.

Cost of Revenues and Deferred Costs

Cost of revenues consists of materials, labor and other costs directly related to the revenues recognized, such as client travel. The Company uses various subcontractors for design and construction labor included in costs of revenues. In conjunction with revenue recognition, the Company recognizes cost of revenues upon final installation of the treehouses. Vendor costs for materials and labor incurred prior to the final installation are capitalized as deferred costs. As of December 31, 2019 and 2018, the Company had $53,017 and $18,968 in deferred costs, respectively.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Concentrations

The Company had two customers which accounted for 55% and 38% of accounts receivable as of December 31, 2019. During the year ended December 31, 2019, three customers accounted for 31%, 16% and 11% of the Company's revenues, and during the year ended December 31, 2018, one customer accounted for 47% of the Company's revenues.

Income Taxes

The Company is a single-member California limited liability company and is treated as a disregarded entity for federal income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its member. Therefore, no provision for income tax has been recorded in the accompanying financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019. See revenue recognition policy above for the impact.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. LOANS PAYABLE

The Company has various loans with third parties for general working capital advances. The loans are short-term in nature and incur interest at rates ranging from 0% - 10%. During the years ended December 31, 2019 and 2018, the Company incurred and paid interest of $7,740 and $2,358, respectively. As of December 31, 2019, $24,450 in principal remained outstanding.

5. MEMBERS' EQUITY

As of December 31, 2019 and 2018, the Company had a single member. During the years ended December 31, 2019 and 2018, member contributions were $23,839 and $11,428, respectively, and distributions were $47,447 and $38,346, respectively.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

6. RELATED PARTY TRANACATIONS

During the year ended December 31, 2019, a related party to the member advanced a total of $4,612 to the Company. The advances are unsecured, non-interest bearing and due on demand.

7. SUBSEQUENT EVENTS

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. The Company's operating activities have been impacted due to the restrictions put in place. The effects of the potential impact cannot be estimated at this time.

In 2020, the Company converted from a limited liability company to a California S corporation, O2 Treehouse Commercial, Inc. As of the date of issuance, the Company has effected a 1-for-9,000 forward stock split and has 3,000,000 authorized shares of common stock.

Management has evaluated subsequent events through August 20, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


O2 Treehouse
The treehouse revolution





O2 TREEHOUSE

⊕ Website   📍 Oakland, CA   DESIGN   ENVIRONMENT

O2 Treehouse Commercial Inc ("O2 Treehouse", "O2T") builds intoxicating treehouses that bring people back to nature in unique and beautiful ways. Our years of experience and worldwide recognition places us at the top of a growing niche market. We plan to leverage this success with a new compelling franchise based treehouse hospitality brand, Treewalkers

$36,230 raised ⓘ

74 Investors	**$9.5M** Valuation
$5.00 Price per Share	**$100.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$250K Offering Max	**Reg CF** Offering

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments    Follow

---

Reasons to Invest

- Over sixteen years, O2T has built 85 glorious treehouse structures around the world that have been celebrated in design publications and mass media alike including HGTV and NBC News

- O2T's proven, popular, and proprietary building system -- a result of our extensive and diverse treehouse construction experience -- makes designing, constructing and finishing treehouses extremely modular and efficient

- We are expanding our reach by designing a worldwide network of rentable treehouses via a franchise business model called Treewalkers

Bonus Rewards

Get rewarded for investing more into O2 Treehouse

$100+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program please see the Offering Summary

The O2T Revolution

O2 Treehouse Commercial Inc ("O2 Treehouse", "O2T") builds intoxicating treehouses that bring people back to nature in unique and beautiful ways. We've built over 85 treehouses that have been featured by too many TV shows and news outlets to count! We've seen a tremendous amount of support for our beautiful creations — that's why we've decided to find additional ways to scale our growth and connect more people with nature.



85+
Treehouses Built

Featured



$2M+
In All-Time
Gross Revenue

The company was originally founded as an LLC focused on the build and design of treehouses. In 2019 O2 Treehouse LLC was sold to O2 Treehouse Commercial Inc, which is now looking to expand the business line and launch into the hospitality market with the Treewalkers brand. As of September 2020, we have

---

section below.

Super Early Bird Bonus

Invest within the first week and re additional 15% bonus shares.

⏰ **4** days **16** hours **2** mins **6** secs

$250+
Investment

Digital Flipbook

Digital treehouse flipbook with exc drawings, images, and insights int inner workings of O2 Treehouse.

$500+
Investment

Treewalkers Grand Opening Invitation

An invitation to a future Treewalke grand opening party near you. Tra be organized and paid for by inve:

$1,000+
Investment

Meet Dustin

Phone call/consultation with Dusti lunch with him at an O2 Treehous conditions permit and you are loca the Bay Area, or if travel is organiz paid for by investor.

$2,000+
Investment

Treewalkers Overnight Stay

A complimentary one-night stay in the future Treewalkers locations. T to be organized and paid for by im

hospitality market with the Treewalkers brand. As of September 2020, we have begun construction of the first Treewalkers destination, started building our team, including a strong and diverse advisory board, and lined up numerous potential locations. We are poised to expand into the hospitality market and capitalize on the ecotourism and home — sharing markets with the Treewalkers franchise network. **Take a virtual tour of one of our future designs below!**



Roundme
O2 Treehouse - Glamping Tent
Tour by Mariana Veras

*Rendering of future Treewalkers Glamping Treehouses

In the long term, we have plans to develop corporate — owned residential housing developments.



*Renderings of future treehouses

$5,000+

Investment

Collaborate with O2 Treehouse

Get your artwork, product, or bran featured in one of the first Treewa locations (maybe more) or on our website, as well as a personal sho on our website, email newsletter, a Instagram.

$10,000+

Investment

Lifetime Discount

10% off lifetime stays at Treewalke locations subject to restrictions or off purchase of (1) Treewalkers gla tent.



We believe that humanity has never been less connected with the natural world, and we are all suffering the consequences

In our lives and work, we have witnessed today's world to be singularly isolating. We see more people finding themselves disconnected — physically, emotionally, and spiritually —seemingly than at any other time in history.

O2T knows that many struggle to forge this lost relationship with the natural world during their busy day to day lives, and therefore, people turn to travel to reignite this sense of connection. The ecotourism industry, often a solution for those looking to renew their sense of connection with nature, was valued at $265B worldwide in 2018 and is projected to grow at a compound annual rate of 14%.

We believe this increase in demand for ecotourism generates a need — Treehouses — as a perfect means for people to reconnect with the natural world. However, the economics and practicalities of treehouse ownership are naturally limiting.



People are looking to travel as a means of reintroducing nature into their lives...

Causing a greater need for nature-related rental homes.

THE SOLUTION

Reigniting that lost relationship with nature... at the scale of an entire forest

O2 Treehouse builds exhilarating feats of architecture with the express purpose of reigniting the lost relationship between humans and nature. Our houses have been customized for each of our customers and are entirely modular to provide even more unique experiences.



Moving forward, we believe that Treehouse rental through franchised, modular structures is the solution allowing popular access to these elevated experiences. The Treewalkers franchise allows people to easily create treehouses for rent — from a single unit to an entire treehouse village. Treewalkers does it all. Our modular design provides everything for the nature host to have beautiful glamping treehouses designed for the modern ecotourist using our state of the art technology.


TREEWALKERS



*Rendering of the future Treewalkers Glamping Treehouse



*Rendering of future treehouses

A perfect storm of increased demand for ecotourism, home—sharing, and wellness

While the home improvement industry grows at over 5% per year, homeowners are placing an increased emphasis on engineering wellness into their homes. We've already designed and built 85 custom treehouses that serve this category.

For the ecotourism industry, which was valued at $265B worldwide in 2018 and projected to grow at 14% per year, we believe we offer the ideal product for both potential franchisees looking for a unique opportunity to invest, and for consumers looking for a chance to get away from their fast — paced, concrete-filled life, and enter a more tranquil and beautiful world.



5%/year

Home Improvement Industry Growth

$265B

2018 Worldwide Ecotourism Industry

$23B

2018 Home-Sharing Services Market Share

Furthermore, short-term lodging demand and home-sharing services are taking up ever more market share, reaching $23B in 2018. This is a great sign for both our treehouse owners and franchisees which can capitalize on the ecotourism trend by renting out their structures.

We believe the existing reputation and recognition of O2T together with the potential reach of Treewalkers can make a serious dent on this $265B worldwide industry.



7 in 10 Millenial Business Travelers Want To Stay In Local Host Rentals

These are the reasons why:

42%
Stay in an unusual place

50%
Feels more like home

41%
Stay in local neighborhood

Source: Data from CondeNast Traveler

OUR TRACTION

Over 85 treehouses created with press features around the world

To date, O2T has designed, structured and built over 85 custom treehouses for customers throughout the United States. Additionally, O2T has a current backlog of over $1.8 million in custom treehouse contracts (60% in the initial design phase, and 40% under construction) for clients throughout the midwest and western US.



We've made renting treehouses financially viable

O2T closely tracks our custom treehouses from the perspective of their rental and lease. For those treehouses available for rent, we have seen a 70% occupancy rate with average customer/consumer reviews of 4.68 stars out of 5.

Additionally not only do people want to get away, but home improvement spending has grown remarkably since the beginning of the pandemic. Our beautiful treehouses couldn't be a more perfect location to do just that.




Ben May 2020

WHAT WE DO

Using the latest in innovative structural design, as well as old—school craftsmanship, we build awe—inspiring custom treehouses

Treehouses are no easy feat. In the past, we worked diligently to find the perfect location, tree, and structural design. With this, we created some of the most beautiful treehouses the world has ever seen.



However, after dozens of builds, our founder Dustin realized he could create an entirely new foundation platform for a treehouse to produce an engineered one—size—fits—all design that can be modified based upon the unique install location: The Tetratruss. Our technology finally allows for the wider evolution of treehouses by creating the possibility for lower—cost units. We've also developed technology to expand on a tree's real estate, creating elevated platforms that fit

technology to expand on a tree's real estate, creating elevated platforms that fit into the natural location.



*rendering of Tetratruss technology

THE BUSINESS MODEL

We design and produce treehouses that can provide income for homeowners and inspire a reconnection to nature for inhabitants

Current Revenue Stream: Each of our custom treehouses generates anywhere from $30k to $500k in revenue depending on the project. With our costs ranging from $15k to $250k, we are able to recognize a gross profit from each build. We've mastered the build of luxury treehouses and are constantly finding ways to reduce our costs with state of the art technology and materials.





Costs Range

$15k-$250k

Revenue Generated

$30k-$500k

Our Average Profit Margin Goal

50%

Future Revenue Stream: With our future Treewalkers franchise, we will generate additional revenue with our franchise fee and income expense. Franchise owners will be able to finance the build of a Treewalkers location — giving them access to a property that can generate passive rental income. For us, the cost of the build will be covered and we will then generate revenue by charging an annual royalty fee.



Future Revenue Sources:

Franchise Fee

Income Expenses

*Rendering of future Treewalkers Glamping Treehouse

We foresee there being two main stages to establish this franchise. These stages

We foresee there being two main stages to establish this franchise. These stages refer to our current plans in development for the future and may be subject to change:

- Initial Stage: Although we do not have an existing network of franchisees, we plan to establish this network early on by waiving the initial franchise fee and using AirBnB as the renting platform —allowing us to more easily build the first 15 locations.
- Growth Stage: With a more established network and proven results, we will then enable our franchise revenue model. We will also release an O2 Treehouse renting platform for exclusive access to these beautiful locations.

6-12 Months   12-24 Months   24-30 Months

Location Projections

| 5+ Locations | 15+ Locations | 20+ Locations |

Goal

| Begin opening locations without the up-front franchise fee cost | Reach critical mass of pre-franchise fee locations | Begin operating at mass with a true franchise revenue model |

*The above information is a forward looking statement of the company. The offering materials may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management.

HOW WE ARE DIFFERENT

Our work speaks for itself

We believe our unique vision and creative spirit truly set us apart. Another thing that gives us our edge is the fact that our years of experience have prepared us to solve design challenges in ingenious ways that our less experienced competitors cannot.

We've also kept ahead of the game through our ever—advancing design strategies, like the Tetratruss, the modular treehouse foundational design system that both the Treewalkers Glamping Platform and the Equilibrium home are based upon.



*rendering of Tetratruss technology

But most of all, after more than a decade building custom treehouses, we've built a trusted brand that has found respect throughout the treehouse community.

We create stunning & inspired architectural forms that delight the heart and soul & bring people together in unique natural settings.







Diversify our projects into hospitality and residential development

Our next focus for our company includes our plan to launch into the hospitality market and capitalize on the ecotourism and home — sharing markets with the Treewalkers franchise network, as well as to continue our core competency of building the best treehouses in the world using the same modular building system.



*Rendering of the future Treewalkers Glamping Treehouse

In the long term we have plans to develop corporate-owned residential housing developments using the Equilibrium Home System. These will be situated on large 100-200 acre parcels of land and focus on establishing co-housing communities based on the same modular building system as the Treewalkers platform and are in the development stage.

Short Term Plan

Launch Into Hospitality Market

Long Term Plan

Develop Residential Housing Developments



*Rendering of future treehouse

OUR LEADERSHIP

Our combination of unparalleled know—how and genuine passion is tough to beat

O2 Treehouse was born in 2006 when Dustin Feider built his first geodesic structure 50 feet up in a Poplar tree in Pewaukee, Wisconsin. He continued with O2 Treehouse to inspire people to reconsider how we can coexist more harmoniously with nature. He is now world—renowned for his designs — his work has appeared in over 100 design publications — and has become a sought after personality for media appearances due to his depth of knowledge and obvious love of his work.

Joining Dustin on the O2 team is Do Lab vet JP Chapman (known as O2T's MacGyver), Tesla alum and numbers whiz Kendrick Calkins (Administrative Lead and Project Manager), and a handful of other creative types and nature lovers devoted to the craft.





Help us bring the natural world a little closer to home

People are more and more interested in integrating the wellness—enhancing effects of the natural world into their everyday lives. O2T brings together this desire with a confluence of market forces in home-sharing and ecotourism to forge the way forward.

With our decades of experience building some of the most beautiful homes in nature, we have developed the technologies and know—how to truly make O2T a revolution.

We envision a future in which our treehouses are widespread — providing a place for people to get back and find a peaceful retreat in this increasingly busy world. With our franchise model, we have a plan to bring our treehouses to the world.

All these years our mission has remained the same: Bring this increasingly virtual, disconnected world back to nature, one treehouse and one unforgettable experience at a time.







Help bring this increasingly virtual, disconnected world back to nature, one treehouse at a time.



Built first Geodesic Sphere

Developed innovative Geodesic Sphere Treehouse which caught fire on the w and was featured ir print publications s as Popular Mechan and Dwell.



Expansion of O2 Treehouse

Dustin built a portfolio of unique design works for clients throughout the U.S. and abroad including Portugal, Mexico, Brazil, Kosovo, Spain, Korea, Costa Rica, India, Australia, and many more.



Treewalkers concept is born

Treewalkers concept is born and over the following years goes through many business model iterations and product development concepts.



First Tetratruss Platform Prototype Built

Full Scale Tetratruss System Prototype installed in Geyserville CA.



HGTV Premiere

HGTV Tiny House Big Living featured O2 Treehouse and our Equilibrium Home system on a full len episode.



Built first Equilibrium Homes

Two client projects delivered using the modular home building system the Equilibrium Home using the Tetratruss treehouse foundation system.



First Treewalkers locaton

Began installation of first Treewalkers glamping structure in Asheville, NC (began pre COVID-19, now scheduled for completion spring 2021).



Establishment of Treewalkers

Establishment of Treewalkers Hospitality Brand (ANTICIPATED)

August 2006 · 2006 - 2013 · 2014 · 2015 · 2017 · 2018 · 2019 · January 2021

Fall 2006 · 2014 · 2015 · 2016 · September 2017 · March 2019 · September 2020



Autodesk Pier 9 Artist in Residency Program

During Dustin's Autodesk residency created the first prototype of the Tetratruss hub.

Development of the Equilibrium Home

O2 Treehouse R&D of modular home building system the Equilibrium Home.

Registered O2 Treehouse Commercial Inc

Incorporated O2 Treehouse Commercial Inc

Business Registration

O2 Sustainability LLC registered in Minnesota

Development of the Treeton bolt

Development and testing of the Treeton - our high capacity tree attachment bolt.

The Pinecone Treehouse is built

O2 Treehouse team builds Pinecone Treehouse for SC Johnson Wax campaign with Ogilvy & Mather in a record time of 31 days.

Launched on StartEngine

Now YOU can own a part of our company!

In the P...



SHOW MORE

Meet Our Team





Dustin Feider

Owner and CEO

Designer, builder, and owner Dustin Feider started O2 Treehouse with the intention to inspire people to reconsider how we can more harmlessly co-exist with nature. O2 Treehouse was born in 2005 2006 when Dustin Feider built his first geodesic structure 50 feet up in a Poplar tree in Pewaukee, Wisconsin

Dustin's treehouse designs have received national and international recognition in the design community, appearing in over 100 design publications and television shows around the world, most notably Popular Mechanics, Dwell and Wired Magazine. Most recently, he was featured on NBC Nightly News with Lestor Holt.





Heather Feider

CFO and Secretary

A pinch-hitter for O2 Treehouse for years, Heather has been absolutely monumental to the success of O2 Treehouse. The resident jill of all trades, Heather's role has quickly become crucial to smooth day to day operation as she floats between business management, project management, marketing and outreach, event planning, and everything in between. Her positive attitude, organization, quick thinking and creativity are a boon to the helm of the team.

With a background in general management, a penchant for planning, and a passion for nature and sustainability, she is happy as a gnome to be a part



Joël David

Lead Architectural Designer

Joël started experimenting with tiny wood architecture in 2013 by building a multifunctional and collaborative veggie-food carriage as a public space activation in his hometown of Nantes, France.

Joël later decided to move and explore greater Europe where he eventually settled in Germany's lively architecture and design team in Stuttgart. There he connected with several architecture firms working as an Architectural designer. Joel soon found himself relocating to the Bay Area in the name of love at which point he discovered O2 Treehouse in early 2019. There,



Kendrick Calkins

Project Engineer

Kendrick is a Bay Area native with a passion for numbers. He obtained his Degree in Mathematics while working at Siemens and Tesla, continuously gaining an appreciation for how the world works.

He brings his experiences as Administrative Lead and Project manager to O2 Treehouse.

Although new to the world of trees, Kendrick is ready to tackle these problems like any other.





Niko Kush

Marketing Director

Niko digitally commutes managing O2T's social media and and other marketing outreach strategies.

Niko started with O2 Treehouse in 2017 during the pinecone treehouse rental activation install and although he was a bit fresh to building his curiosity and clear intent to learn brought him up to speed quickly. Niko's calm cool and collected demeanor and friendly style makes him a custodian of good vibes and always fun to have on the crew. Kush's thirst for new experience has him traveling abroad and developing prototypes for a additive-manufacturing modular home.

of the O2 Treehouse family.

he saw a way to combine his passion for design, nature, and craft. When Joël is not acting as lead 3D computer modeling design wizard and pixel magician with O2 he sharpens his photography skills and enjoys the great outdoors frequently climbing and backpacking in and around the Bay Area.

All while showing off our beautiful structure online.





Jon-Paul Chapman

Lead Foreman

JP has been building treehouses with O2 since 2009 and is O2 Treehouse's lead foreman. His skills range from mechanical HVAC, traditional framing, rigging and large scale tensegrity structures. After moving west in 2007 from NM Chapman began work with Bamboo DNA and quickly expanded his network amongst the greater festival production community throughout the west coast. JP moonlights as a lead foreman for the premier festival production company Do Lab and is a cherished member of the CA alt community.

When it comes to getting it done on time, with limited resources, JP will always be top pick, he is the O2T MacGyver



Hadley Clarke

Fabrication Specialist

Professional tree hugger, creative charmer, life lover, creative crusher, and plant enthusiast. Hadley would rather spend most days in the canopy of a Redwood tree, but she stays grounded by building dream homes for people in search of a more meaningful relationship with nature. She has a New Mexico heart, a California state of mind, and is living the Peter Pan dream.



Evan Aardal

Foreman (Contractor)

Evan grew up working with the family business designing and building high-end custom homes in the Sierras. He galvanized his natural skill as an outdoors man working for Yosemite search and rescue as well as many other ski patrol posts in and around Tahoe. With a certification in first response, wilderness survival, a talent for climbing, and many years of experience in high craft carpentry, Aardal was a perfect fit for leading ropes course company Bonsai Design.

Evan began work with O2 Treehouse in 2017 and became a project lead in 2019. Evan continues to work with O2 Treehouse on a contract basis.



Nick Early

Lead Builder (Contractor)

With years of experience teaching tree climbing, rigging, and carpentry, he is intent on sharing his knowledge and providing opportunities for personal growth, competency, and contemplation in the trees. Nick is driven by a passion to build community through experiences in nature. By getting people in the air, out of their comfort zones, and supported by living structures, he hopes to galvanize a new understanding of our relationships with each other and our planet. He aspires to inspire others to reduce their ecological impact and to live differently.

In his free time, Nick can be found hiking and biking under forest canopies, building his wooden boat, crafting functional art, and photographing wild places.



Brian Wood Capobianchi

Fabrication Specialist (Contractor)

Builder, musician, photographer, Brian joined O2T in 2017 soon



Forrest Kelly

East Coast Lead Builder (Contractor)

Forrest has over 15 years professional experience as an arborist and treehouse builder.



Steve Mills

Construction Advisor

Steve brings his 43 years of construction experience on a wide variety of projects to the O2T team. He has built high rise



David Feider

Renewable Energy Advisor

David has been an electrical engineer for 20+ years beginning with lighting and electrical power distribution

after completing works with world-renowned human-nest builder Jayson Fann. Brian's hard work ethic, his empathic ability, and prolific creative output in various media keeps the O2 Treehouse crew humbled and inspired.

Under the musical moniker Driftr, Brian spearheads the recent musician collaboration "The Pinecone Series" a candid musical performance in the O2T Pinecone Treehouse featuring guest talents from around the nation. You'll likely find Capobianchi casting sultry rat pack style notes, plucking bluegrass on his ukulele, or skillfully weaving words at venues around Santa Cruz.



His diverse skill set has taken him the world over facilitating workshops in tree climbing and yoga. His early passion for the outdoors and environmental stewardship connected him with a thriving local counter culture in Asheville, NC. His good nature and keen wit quickly expanded his network coast to coast and to Central America. Kelly's skill as a beat boxer brought him recognition as a member of the group Rising Appalachia.

Kelly currently stewards his two land projects in Barnardsville, North Carolina where he runs an arborist business and lives in his new geodesic sphere treehouse. Forrest has worked with O2 Treehouse since 2012 as an east coast project lead.

office towers to cleanroom manufacturing facilities for demanding clients around the world. Steve came up through the ranks as a superintendent, leading to being a vice president for both DPR Construction and Turner Construction. His ability to deliver overall project execution coupled with excellent build quality has elevated O2 Treehouse projects to world-class standards.

systems including backup generators for commercial buildings. Then as a consultant to developers of wind, solar, and hydroelectric renewable energy, energy storage, biomass, waste-to-energy, and gas-to-liquid fuel systems.





Ellie Paget
Short Stay Hospitality Advisor
Ellie is the founder of Homeslice Stays, a full-service rental property management company currently managing 150+ properties. She brings an enthusiastic drive to make the Treewalkers experience unforgettable and streamlined.





Peter Ackerman
Business Law Advisor
A carpenter, business lawyer, judge, businessman, and intellectual property expert, Peter is enthusiastic about all things O2 Treehouse and proudly helps wherever he can, but especially in business law and intellectual property rights such as IP security.





Lindsey Burns
Corporate Hospitality Advisor
Lindsey has 15+ years of experience in the hospitality, multi-family and STR industries. She has extensive experience in new-build, conversion, and renovation-based initiatives with the likes of Marriott International, Loews Hotels & Co., Starwood Hotels & Resorts and Niido, powered by Airbnb.





Jake Jacob
Treehouse Advisor
Treehouse veteran, co-founder of TreeHouse Workshop, Inc. in 1997 and program organizer/host of the annual World Treehouse Conference, Jake is an innovator and industry lead in treehouse building technology and design with branches that span the globe.





Scott Baker
Arboriculture Advisor
Founder and Principal of Tree Solutions Inc., Scott is a master arborist, bringing advanced technology and an encyclopedia of tree knowledge to the table. Scott is a Registered Consulting



Daniel Reichman
Financial Advisor
Specializing in sustainability, Daniel has over 25 years of global financial management expertise and excels in his ability to analyze and structure complex transactions as well as



Anthony Johnston
Construction Finance Advisor
Anthony has worked as a senior investment associate for large real estate projects such as multi-family dwellings, office, hospitality, and industrial



John Marburger
Sustainable Business Advisor
John is a retired Naval Officer who holds degrees from the United States Naval Academy and the Naval Postgraduate School in Meteorology and

Arborist and an honorary life member of the International Society of Arboriculture.



his understanding of startups and turnarounds. His specialties include financial planning, cash flow forecasting, valuation and management reporting.



buildings. He has considerable experience in underwriting and marketing high-stakes real estate developments and is looking forward to expanding his connections into the trees.

Physical Oceanography. His science background combined with time and experience in business development and entrepreneurship will help Treewalkers build a strong, durable business model that is both innovative and scalable in today' fast paced corporate environment.





Katalin Zaim
Global Sustainability Advisor

Katalin has trained in four countries in environmental technology, economics and business management among many others. She has a long-standing career as researcher, academician and project manager, 12 years working with the United Nations, and is the founder & head of the environmental economics network group established for Middle East and Central Asia (NEEMECA). Currently she serves as an advisory board member for Sustainable Academi, Green Growth and Sustainable Development NGO, and World Business Angels Association.





David Foxe
Design and Build Advisor

David is a registered architect, an Associate at Epstein Joslin Architects and a faculty member at the Boston Architectural College. He specializes in international design/construction process management and BIM oversight as well as integrated, multidisciplinary design and coordination across architectural, landscape, and engineering disciplines. He served as the editorial director and co-author of the structural design textbook Form and Forces (Wiley, 2009).



Offering Summary

Company : O2 Treehouse Commercial Inc

Corporate Address : 1960 Mandela Parkway, Oakland, CA 94501

Offering Minimum : $10,000.00

Offering Maximum : $250,000.00

Minimum Investment Amount (per investor) : $100.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 2,000

Maximum Number of Shares Offered : 50,000

Price per Share : $5.00

Pre-Money Valuation : $9,500,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Offering maximum.

In reliance on this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$250+ | Digital Flipbook

Digital treehouse flipbook with exclusive drawings, images, and insights into the inner workings of O2 Treehouse

O2 Treehouse.

$500+ | Treewalkers Grand Opening Invitation

An invitation to a future Treewalkers grand opening party near you. Travel to be organized and paid for by investor.

$1,000+ | Meet Dustin

Phone call/consultation with Dustin or lunch with him at an O2 Treehouse if conditions permit and you are located in the Bay Area, or if travel is organized and paid for by investor.

$2,000+ | Treewalkers Overnight Stay

A complimentary one-night stay in one of the future Treewalkers locations. Travel to be organized and paid for by investor.

$5,000+ | Collaborate with O2 Treehouse

Get your artwork, product, or brand featured in one of the first Treewalkers locations (maybe more) or on our website, as well as a personal shoutout on our website, email newsletter, and/or Instagram.

$10,000+ | Lifetime Discount

10% off lifetime stays at Treewalkers locations subject to restrictions or 10% off purchase of (1) Treewalkers glamping tent.

The 10% Bonus for StartEngine Shareholder

O2 Treehouse Commercial Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow O2 Treehouse to get notified of future updates!

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Branden Legrand `11 INVESTMENTS` 5 hours ago
Hi, is the company affiliated with any insurance company in case of a hurricane? Is there a list where we can put our names for the franchises?

Ronak Patel `SE OWNER` `5 INVESTMENTS` `INVESTED` 15 hours ago
Great Idea! I have been looking for this type of accommodation since last couple years, specially for a rental business. I personally love staying in such houses whenever I'm travelling. That's why I would love to be a part of O2 Treehouse and potentially a franchisee in SoCal.

Giovanni Napolitano `SE OWNER` `12 INVESTMENTS` a day ago
I think this is a great idea! How can we get involved to be part of the franchise? Are you thinking to come to the New York area? I would like to be involved. Giovanni Napolitano

> **Dustin Feider** - **O2 Treehouse** 21 hours ago
> Hi Giovanni! Thanks so much for getting in touch and for your interest in the franchise! We are open to building anywhere and would be thrilled to have locations in New York. Please email us at info@treewalkers.com and we can continue the conversation. We look forward to connecting!

Branden Legrand `11 INVESTMENTS` 2 days ago
Hi, which of the treehouse's the company builds comes with toilets and showers? And, what are the average cost for those? Beautiful structures. Thank you.

> **Dustin Feider** - **O2 Treehouse** 2 days ago
> Hi Branden - thank you so much! We can add a bathroom to really any structure that we build, and the cost varies as it is dependent upon the type of structure. We would love to start a conversation via email so that we can provide you more detail based on your preferences. Please message us at info@o2treehouse.com - we look forward to hearing from you!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

GRAPHIC: O2 Treehouse Logo

VO: When people find out that I build treehouses, their eyes light up, just like treehouses what?!

VO: Each one of our treehouses are really shaped and blended to that specific tree, to that specific environment, as well as to really the wishes and the dreams of each client and many of them have wanted to build a treehouse for a very long time and so we come to them as a company that can kind of fulfill that dream.

VO: O2 Treehouse really builds more inhabitable pieces of artwork, in the trees. And it's this work that we want to do in a much bigger way and that's where treewalkers comes in.

VO: Treewalkers will allow us to scale the work of O2 Treehouse.

VO: Treewalkers is our new franchise model for the short term rentals of unique structures space.

VO: Our goal for the first 12-24 months is to establish ourselves in the space as we construct up to 20 locations in a pre franchise fee revenue model.

VO: Once we reach a critical mass of 20 locations we'll begin implementing our true franchise revenue model that includes a custom booking and marketing infrastructure.

VO: With the successful treewalkers capitalization, we plan to grow in a couple key ways

VO: One of them is legal and franchise registration in all 50 states

VO: Creation of the online booking platform, Hiring key staff positions and talent that we'll need within our organization, and finally the scaling of the manufacturing operation to create the treewalkers glamping tent structure.

VO: Its gonna catch, I'm already feeling it

VO: Let's bring super cool architecture in context with the most amazing incredible natural environments, and its a winning combination.

VO: This gonna provide more of different, more of unique, and also create a consistent experience that people can rely on. Consistent experience that has all these amazing qualities of being in a tree.

VO: It's about inclusiveness and we want to include you so please send us an email, join treewalkers, its gonna be flying off here momentarily. We'll see you there.

Graphic: O2 Treehouse Logo

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

4251768



Secretary of State **Articles of Incorporation of a General Stock Corporation**	**ARTS-GS**

IMPORTANT — Read Instructions before completing this form.

Filing Fee – $100.00

Copy Fees – First page $1.00; each attachment page $0.50; Certification Fee - $5.00

Note: Corporations may have to pay minimum $800 tax to the California Franchise Tax Board each year. For more information, go to *https://www.ftb.ca.gov.*

FILED BPC
Secretary of State
State of California
MAR 06 2019
1CAS
1PC

This Space For Office Use Only

1. Corporate Name (Go to *www.sos.ca.gov/business/be/name-availability* for general corporate name requirements and restrictions.)

The name of the corporation is O2 Treehouse Commercial Inc

2. Business Addresses (Enter the **complete** business addresses.)

a. Initial Street Address of Corporation - **Do not list a P.O. Box**	City (no abbreviations)	State	Zip Code
976 23rd Avenue	Oakland	CA	94606
b. Initial Mailing Address of Corporation, **if different than item 2a**	City (no abbreviations)	State	Zip Code

3. Service of Process (Must provide either Individual **OR** Corporation.)

INDIVIDUAL – Complete Items 3a and 3b only. Must include agent's full name and California street address.

a. California Agent's First Name (if agent is **not** a corporation)	Middle Name	Last Name	Suffix
Dustin		Feider	

b. Street Address (if agent is **not** a corporation) - **Do not enter a P.O. Box**	City (no abbreviations)	State	Zip Code
1418 Central Avenue APT 15	Alameda	CA	94501

CORPORATION – Complete Item 3c. Only include the name of the registered agent Corporation.

c. California Registered Corporate Agent's Name (if agent is a corporation) – Do not complete Item 3a or 3b

4. Shares (Enter the **number of shares** the corporation is authorized to issue. **Do not** leave blank or enter zero (0).)

This corporation is authorized to issue only one class of shares of stock.
The total number of shares which this corporation is authorized to issue is 1000.

5. Purpose Statement (Do not alter the Purpose Statement.)

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

6. Read and Sign Below (This form must be signed by each incorporator. **See instructions for signature requirements.**)

[signature] Vanessa Calhoun
Signature Type or Print Name

ARTS-GS (REV 04/2017)

A0844054

FILED

Secretary of State
State of California

JUN 2 9 2020

4251768

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
O2 TREEHOUSE COMMERCIAL INC
a California corporation

I, Dustin Feider, hereby certify that:

1. I am the Chief Executive Officer of O2 Treehouse Commercial Inc, a California corporation.

2. Article 4 of the Articles of Incorporation for this corporation is amended to read as follows:

> "The total number of shares of stock which the corporation shall have authority to issue is Three Million (3,000,000) shares of common stock. Simultaneously with the effective date of this Certificate of Amendment, each one (1) share of Common Stock issued and outstanding immediately prior to the effective date of the filing of this Certificate of Amendment is hereby split, subdivided and changed into One Thousand, Nine Hundred (1,900) fully paid and non-assessable shares of common stock of this corporation."

3. The following is hereby added as Article 5.1 of the Articles of Incorporation:

> "The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law."

4. The following is hereby added as Article 5.2 of the Articles of Incorporation:

> "This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with the agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to this corporation and its shareholders."

A0844054

5. The foregoing amendment to the Articles of Incorporation has been duly approved by the Board of Directors.

6. The foregoing amendment to the Articles of Incorporation has been duly approved by the required vote of the shareholders in accordance with Sections 903 and 904 of the Corporations Code. This corporation has one class of shares, common stock, and 1,000 shares of common stock are outstanding. The number of shares of common stock voting in favor of the amendment equaled or exceeded the vote required, which was 51% of the outstanding shares of common stock.

I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.

Dated: June 5, 2020



Dustin Feider, Chief Executive Officer

Dated: June 5, 2020



Heather Feider, Chief Financial Officer



I hereby certify that the foregoing transcript of 2 page(s) is a full, true and correct copy of the original record in the custody of the California Secretary of State's office.

JUL 16 2020

Date:

ALEX PADILLA, Secretary of State

A0844054

4251768

FILED
Secretary of State
State of California
JUN 29 2020

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
O2 TREEHOUSE COMMERCIAL INC
a California corporation

I, Dustin Feider, hereby certify that:

1. I am the Chief Executive Officer of O2 Treehouse Commercial Inc, a California corporation.

2. Article 4 of the Articles of Incorporation for this corporation is amended to read as follows:

> "The total number of shares of stock which the corporation shall have authority to issue is Three Million (3,000,000) shares of common stock. Simultaneously with the effective date of this Certificate of Amendment, each one (1) share of Common Stock issued and outstanding immediately prior to the effective date of the filing of this Certificate of Amendment is hereby split, subdivided and changed into One Thousand, Nine Hundred (1,900) fully paid and non-assessable shares of common stock of this corporation."

3. The following is hereby added as Article 5.1 of the Articles of Incorporation:

> "The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law."

4. The following is hereby added as Article 5.2 of the Articles of Incorporation:

> "This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with the agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to this corporation and its shareholders."

     5. The foregoing amendment to the Articles of Incorporation has been duly approved by the Board of Directors.

     6. The foregoing amendment to the Articles of Incorporation has been duly approved by the required vote of the shareholders in accordance with Sections 903 and 904 of the Corporations Code. This corporation has one class of shares, common stock, and 1,000 shares of common stock are outstanding. The number of shares of common stock voting in favor of the amendment equaled or exceeded the vote required, which was 51% of the outstanding shares of common stock.

     I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.



Dated: June 5, 2020

Dustin Feider, Chief Executive Officer



Dated: June 5, 2020

Heather Feider, Chief Financial Officer



I hereby certify that the foregoing transcript of 2 page(s) is a full, true and correct copy of the original record in the custody of the California Secretary of State's office.

JUL 16 2020

Date:

ALEX PADILLA, Secretary of State